SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 20, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒       Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated March 20, 2009: Nokia in 2008

STOCK EXCHANGE RELEASE

March 20, 2009

Nokia Corporation

Stock exchange release

March 20, 2009 at 12.55 (CET+1)

Nokia in 2008

Espoo, Finland - Nokia has today published “Nokia in 2008” that includes Nokia 2008 Annual Accounts and the Review by the Board of Directors. The document is available in pdf-format on Nokia’s Internet pages at www.nokia.com/financials. Shareholders may also request a hard copy of the document free of charge through Nokia’s Internet pages.

About Nokia

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel